

September 11, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Kris Finstad
CEO and President
Content Checked Holdings, Inc.
8730 Sunset Blvd., Suite 240
West Hollywood, California 90069

> **Re:** **Content Checked Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 1, 2015**
> **File No. 333-205730**

Dear Mr. Finstad:

We have reviewed your amended registration statement and your letter of correspondence dated August 31, 2015 and have the following comments.

<u>Item 15. Recent Sales of Unregistered Securities, page 48</u>

1. In your next amendment, please revise this section to include the sales of unregistered securities reported in your Current Report on Form 8-K filed on September 4, 2015. Please also update your exhibit list to include cross references to the agreements filed with your 8-K on September 4, 2015.

2. In light of the ongoing public offering, which commenced when you filed your registration statement on July 17, 2015, please explain how your concurrent private offering with Hillair Capital Investments, LP on September 3, 2015 did not involve general solicitation. Refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

<u>Note 3 – Consulting/Employment Agreement, page F-19</u>

3. We note your disclosure, "As of date, the services called for under the agreement had not yet been completed and the agreement was still in place." Please tell us to which agreement the disclosure refers and what services have not been completed under such agreement.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-Mail</u>
        Jonathan R. Shechter, Esq.
        Foley Shechter LLP